Exhibit 99.A

[Stevens Financial Group, L.L.C. Letterhead]

January 10, 2003

Rodney L. Taylor, Chairman
Special Committee, Board of Directors
Media Source, Inc.
5695 Avery Road
Dublin, Ohio 43016

Dear Mr. Taylor:

As the CEO of Stevens Equity Holdings (SEH), a unit of Stevens Financial Group, L.L.C., I am writing to offer to purchase all of the outstanding stock of Media Source, Inc. at $30.00 per share subject to the conditions set forth in this letter.

Consummation of the transaction is contingent upon:

1.
The execution of definitive agreement between SEH and Media Source, Inc. and its major shareholders (including S. Robert Davis and Charles R. Davis) that provides for SEH to acquire all of the outstanding stock of Media Source, Inc.

2.
The completion of due diligence to SEH's reasonable satisfaction.

3.
The availability of financing for the transaction on terms acceptable to SEH.

4.
Approval by the company's Board of Directors and shareholders.

5.
Obtaining any necessary approvals by any governmental authorities.

SEH is prepared to proceed promptly. I would be pleased to meet with you and the other members of the Special Committee in the next week or so. I would also welcome the opportunity to meet with Robert and Charles Davis.

Please let me know how you wish to proceed.

Sincerely, Stevens Equity Holdings, a unit of Stevens Financial Group, L.L.C.
/s/ DANNIEL STEVENS Danniel Stevens, CEO